

November 28, 2011

Via E-mail
Michael McNaughton
Chief Operating Officer
Rouse Properties, Inc.
1114 Avenue of the Americas, Suite 2800
New York, NY 10110

      Re: **Rouse Properties, Inc.**
                Amendment No. 2 to Form 10
                Filed November 17, 2011
                File No. 001-35287

Dear Mr. McNaughton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition…, page 37

Quantitative and Qualitative Disclosures about Market Risk, page 54

1.   We note you intend to enter into an interest rate hedge agreement with respect to borrowings under the term loan that will effectively convert the term loan borrowings into fixed rate debt. To the extent that the relevant terms of the hedge agreement are known, please disclose such terms.

Business, page 55

Operating Metrics, page 62

2.   We note your response to comment 7 of our letter dated November 14, 2011. Please revise your disclosure to provide the average effective annual gross rent for anchor tenants with spaces in excess of 10,000 square feet separately.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         You may contact Jennifer Monick, Staff Accountant, at 202-551-3295 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Attorney-Advisor, at 202-551-3758 or me at 202-551-3655 with any other questions.

                                        Sincerely,

                                        /s/ Sonia Barros

                                        Sonia Barros
                                        Special Counsel

cc: Heather L. Emmel, Esq.
        Weil, Gotshal & Manges LLP
        Via E-mail